                                                                    EXHIBIT 99.4


                                STATE FINANCIAL
                              SERVICES CORPORATION




March 14, 1997


Dear Shareholder:

         You are cordially invited to attend the 1997 Annual Meeting of the Shareholders of State Financial Services Corporation. The 1997 Annual Meeting will be held at 4:00 P.M. Central Time on Wednesday, April 23, 1997 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin.

         Information about the meeting, including a description of the matters on which the shareholders will act, is contained in the attached Notice of Annual Meeting and Proxy Statement. Directors and officers of State Financial Services Corporation as well as a representative from Ernst & Young LLP, the Company's independent auditors, will be present at the meeting to respond to any questions that shareholders may have.

         WE ENCOURAGE YOU TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, WE ASK THAT YOU COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED SO THAT YOUR VOTE CAN BE COUNTED AT THE MEETING.

         On behalf of the Board of Directors and the employees of State Financial Services Corporation, I wish to extend my gratitude for your continued support of our organization.



                                        Sincerely,

                                        /s/ Michael J. Falbo

                                        Michael J. Falbo
                                        President and Chief Executive Officer


10708 WEST JANESVILLE ROAD  - HALES CORNERS, WISCONSIN 53130  - (414) 425-1600

                      STATE FINANCIAL SERVICES CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 23, 1997


TO THE SHAREHOLDERS OF STATE FINANCIAL SERVICES CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of State Financial Services Corporation ("SFSC" or the "Company") will be held on April 23, 1997, at 4:00 P.M., Central Time, at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin for the following purposes:

         1.      To elect two directors for three-year terms expiring in 2000;

         2. To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1997; and

         3. To transact any other business that may properly come before the meeting.

         These items are more fully described in the Proxy Statement which accompanies this Notice.

         Shareholders of record at the close of business on March 7, 1997 will be entitled to vote at the meeting and any adjournment thereof.

         IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED.




                                        By Order of the Board of Directors


                                        /s/ Michael J. Falbo


                                        MICHAEL J. FALBO,
                                        President and Chief Executive Officer

March 14, 1997

                      STATE FINANCIAL SERVICES CORPORATION
                           10708 WEST JANESVILLE ROAD
                        HALES CORNERS, WISCONSIN  53130

                                PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 23, 1997

                           ________________________

                                  INTRODUCTION

         This Proxy Statement is being furnished to the shareholders of State Financial Services Corporation ("SFSC" or the "Company") in connection with the solicitation of proxies by the Board of Directors of SFSC for use at the Annual Meeting of the shareholders of SFSC to be held at 4:00 P.M. Central Time on April 23, 1997 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin (the "Meeting"), or any adjournment thereof.

         PURPOSES OF THE MEETING. At the Meeting, shareholders will consider and vote upon two matters: (1) the election of two directors for three year terms expiring in 2000; (2) the proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1997.

         PROXY SOLICITATION. The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by members of management of the Company. Proxy Statements and Proxies will be mailed to shareholders on approximately March 14, 1997.

         QUORUM AND VOTING INFORMATION. As of March 7, 1997, the record date for the Meeting, there were issued and outstanding 3,204,445 shares of the Company's Common Stock. At the Meeting, a quorum will exist with respect to each matter to be voted upon if a majority of the votes entitled to be cast thereon is represented in person or by proxy. The vote necessary to elect the directors nominated or to approve the proposals to be acted upon is described
in detail under the specific proposals.   See "Item 1.  Election of Directors
-- Voting Information." In addition, shareholders should be aware that no matter to be acted upon at the Meeting is dependent upon the approval of any other matter. Only shareholders of record at the close of business on March 7, 1997 are entitled to vote at the Meeting or at any adjournment thereof.

         PROXIES AND REVOCATION OF PROXIES. A Proxy in the accompanying form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with instructions contained therein. In the event that any matter which is not described in this Proxy Statement properly comes before the Meeting, the accompanying form of Proxy authorizes the persons appointed as proxies thereby ("Proxyholders") to vote on such matter in their sole discretion. At the present time, management knows of no other matters which are to come before the Meeting. See "Item 3. Other Matters." If no instructions are given with respect to any particular matter to be acted upon, a Proxy will be voted in favor of such matter. Each such Proxy granted may be revoked at any time before it is voted by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

         STOCK SPLIT. On January 28, 1997, the Company declared a 6 for 5 stock split (the "Stock Split") to be issued on February 28, 1997 to shareholders of record as of the close of business on February 14, 1997. The effect of the Stock Split is that a shareholder will receive a certificate for one additional share for every five shares of the Company's Common Stock owned by the shareholder as of the record date of the Stock Split. Fractional shares will not be issued. Cash will be delivered in lieu of fractional shares in an amount based upon the market price of the Company's Common Stock on February 14, 1997. Certain information contained in the Company's Annual Report to Shareholders delivered herewith (see "Annual Report" below) and all per share information set forth in this Proxy Statement has been restated to give effect to the Stock Split.

         SHAREHOLDER PROPOSALS. There are no shareholder proposals on the agenda for the Meeting. In order to be considered for inclusion in the agenda for the 1998 Annual Meeting, a shareholder proposal must be received by the Company no later than November 21, 1997. Shareholder proposals should be sent to the Company's principal offices by certified mail, return receipt requested, and should be addressed to the Secretary of the Company.

         ANNUAL REPORT. The Company's Annual Report to Shareholders, including audited financial statements for the year ended December 31, 1996, although not a part of this Proxy Statement, is delivered herewith.

ITEM 1.  ELECTION OF DIRECTORS

         THE BOARD OF DIRECTORS AND THE NOMINEES. The Board of Directors of the Company currently consists of six persons, divided into three classes, each consisting of two directors elected to serve three year terms. The Board of Directors is recommending that two individuals, Richard A. Horn and Barbara E. Holz-Weis, be elected to directors positions at the Meeting, each for a term expiring on the date of the Company's annual meeting to be held in 2000 or until their respective successors are duly elected. Mr. Horn and Mrs. Holz-Weis have previously served as directors. See "Directors" below for further information.

         VOTING INFORMATION. Unless otherwise directed, the shares represented by all properly executed Proxies will be voted by the Proxyholders "FOR" the
election of Mr. Horn and Mrs. Holz-Weis.   Management does not expect that
either Mr. Horn or Mrs. Holz-Weis will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Proxyholders reserve the right to vote for another person of their choice. The vote necessary to elect the directors nominated is governed by Section 180.0728(1) of the Wisconsin Business Corporation Law, which provides that directors are elected by "plurality" of the votes cast. This means that the number of nominees corresponding to the number of seats on a board of directors to be filled at a shareholders' meeting who receive the highest number of votes shall be elected. In the case of the Meeting, the two nominees who receive the highest number of votes for their election as directors will be the persons elected to the two director positions to be filled at the Meeting. See "Introduction -- Quorum and Voting Information."

         DIRECTORS. The following sets forth, with respect to the nominees and each director who will continue to serve after the date of the Meeting, his/her name, age, principal occupation for the last five years, the year in which he/she first became a director of the Company or a predecessor thereof, the year in which his/her current term as director will expire, and directorships in other publicly traded business corporations. SFSC is a bank holding company which owns State Financial Bank ("SFB") and State Financial Bank - Waterford
("SFBW") (collectively referred to as the "Banks").   SFB is the entity
resulting from the consolidation in June, 1994 of SFSC's four previously separate banks [State Bank, Hales Corners ("SBHC"), University National Bank ("UNB"), Edgewood Bank ("EB"), and Eastbrook State Bank ("ESB")] into SBHC's charter. References to SFB prior to June, 1994 are synonymous to SBHC prior to the consolidation of the banks. In 1984, SFSC was formed as the parent holding company of the former SBHC. SFSC acquired UNB in 1985, EB in 1987, and ESB in 1992. SFSC acquired SFBW in 1995 and continues to operate it as a separate banking subsidiary. Each of the directors of the Company is also a director of SFB. Messrs. Holz, Falbo, and Spitzer are also directors of SFBW.

                                                                                       DIRECTOR        CURRENT
NAME                    AGE                       POSITIONS HELD                        SINCE       TERM EXPIRES*
----                    ---                       --------------                      ---------     -------------
Jerome J. Holz           69    Chairman of the Board and Vice President of SFSC;        1984            1999
                                 Chairman of the Board of SFB; Director of SFBW
Michael J. Falbo         47    President, Chief Executive Officer, and Director of      1984            1998
                                 SFSC; Vice Chairman and Chief Executive Officer
                                 of SFB; Director of SFBW.

Richard A. Horn          72    Director of SFSC and SFB                                 1984            1997

Robert R. Spitzer        74    Director of SFSC, SFB, and SFBW                          1990            1998
David M. Stamm           48    Director of SFSC and SFB                                 1993            1999

Barbara E. Holz-Weis     41    Director of SFSC and SFB                                 1993            1997

-------------------------------------------

* On the date of the annual shareholders' meeting to be held in the year indicated.

         JEROME J. HOLZ serves as Chairman of the Board and Vice President of SFSC. In these capacities, he consults on a regular basis with management of SFSC and the Banks concerning matters of strategic planning, business development, and company policies. Mr. Holz is also Chairman of the Board of State Financial Bank. He has been a director of SFSC since its organization in 1984 , a director of SFB since 1960, and a director of SFBW since August, 1995. Mr Holz is Chairman of the Board and President of Holz Motors, Inc., an automobile dealership with locations in Hales Corners and Watertown, Wisconsin.

         MICHAEL J. FALBO has been President and Chief Executive Officer of SFSC since 1984. Mr. Falbo is Vice Chairman and Chief Executive Officer of SFB. Mr. Falbo has been a director of SFSC since its organization in 1984, a director of SFB since 1983, and a director of SFBW since August, 1995.

         RICHARD A. HORN is President of Horn Bros., Inc., a retail feed, seed, and fertilizer firm located in Muskego, Wisconsin. Mr. Horn has been a director of SFSC since 1984 and a director of SFB since 1971. Mr. Horn serves on the Stock Option and Audit Committees and is also a member of the Administrative Board of the Company's Employee Stock Ownership Plan ("ESOP").

         ROBERT R. SPITZER is the retired President of the Milwaukee School of Engineering, Milwaukee, Wisconsin. Mr. Spitzer has been a director of SFSC and of SFB since 1990 and a director of SFBW since January 1997. Mr. Spitzer is also a director of Kikkoman Foods, Incorporated. Mr. Spitzer serves on the Stock Option and Audit Committees and is also a member of the Administrative Board of the Company's ESOP.

         DAVID M. STAMM is President of the George Webb Corporation, a franchise restaurant operation with locations in southeastern Wisconsin. Mr. Stamm has been a director of SFSC since 1993 and of SFB since 1992. Mr. Stamm serves on the Stock Option Committee and is a member of the Administrative Board of the Company's ESOP.

         BARBARA E. HOLZ-WEIS is the owner of Barb's Greenhouse Florist, a retail full-service flower shop in Hales Corners, Wisconsin. Mrs. Holz-Weis has been a director of SFSC since 1993 and of SFB since 1981. Mrs. Holz-Weis serves on the Stock Option Committee and is also a member of the Administrative Board of the Company's ESOP. Mrs. Holz-Weis is the daughter of Mr. Holz.


         BOARD COMMITTEES. The Board of Directors has the following committees:

         STOCK OPTION COMMITTEE. The Stock Option Committee administers the Company's Stock Option Plans, including the exercise of discretionary authority concerning the granting of options and Restricted Stock under the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officer and Employees (the "Officer "SOP"). See "Compensation of Executive Officers -- Stock Options." The Stock Option Committee is comprised of Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis. The Stock Option committee met one time during 1996.

         AUDIT COMMITTEE. The Audit Committee reviews the reports of independent auditors, selects or recommends the selection of independent auditors, reviews the adequacy of internal controls of the Company and reviews any related-party transactions. The Audit Committee is comprised of Messrs. Horn and Spitzer. The Audit Committee met one time during 1996.

         OTHER COMMITTEES. The Company has no nominating or similar committee of the Board of Directors and has no established procedure for the consideration of nominees recommended by shareholders. Certain other functions, such as the establishment of compensation policies and the determination of executive officer compensation, are performed by the Board of Directors acting as a committee of the whole.

         EXECUTIVE OFFICERS. Information is provided below with respect to the executive officers of SFSC who are not directors. Each executive officer is elected annually by the Board of Directors and serves for one year or until his/her successor is appointed.

                                                                                              PRINCIPAL POSITION
NAME                   AGE                           POSITIONS HELD                               HELD SINCE
----                   ---                           --------------                               ----------
John B. Beckwith        43    President, State Financial Bank South Unit; Senior Vice                1994
                                President of SFSC

Philip F. Hudson        64    President, State Financial Bank North Unit; Senior Vice                1994
                               President of SFSC

Jeryl M. Sturino        37    President, State Financial Bank -Waterford                             1995

Michael A. Reindl       37    Senior Vice President, Controller, and Chief                           1995
                                Financial Officer; Secretary/Treasurer of SFSC; and
                                Secretary of SFB


         JOHN B. BECKWITH has been President of the South Unit of State Financial Bank since June, 1994 and Senior Vice President of SFSC since November, 1996. In his primary capacity as South Unit President, Mr. Beckwith is responsible for the operation and performance of SFB's offices located in Hales Corners, Muskego, and Greenfield, Wisconsin. From June 1991 to June 1994, Mr. Beckwith was President and Chief Executive Officer of SBHC (currently SFB's Hales Corners and Muskego offices). Mr. Beckwith was a director of SBHC from June 1991 to June 1994. Since June 1994, he has served as a director of SFB. Prior to June 1991, he had been Executive Vice President of SBHC since he joined the Company in 1990.

         PHILIP F. HUDSON has been President of the North Unit of State Financial Bank since June, 1994 and Senior Vice President of SFSC since November, 1996. In his primary capacity as North Unit President, Mr. Hudson is responsible for the operation and performance of SFB's offices located in Milwaukee, Glendale, Brookfield, and Waukesha, Wisconsin. Mr. Hudson rejoined the Company in 1990 as President and Chief Executive Officer of the Company's then separate subsidiary bank, UNB (currently SFB's Milwaukee and Glendale offices) and served in that capacity through June, 1994. Mr. Hudson previously served as UNB's President and Chief Executive Officer from 1975 to 1987. Mr. Hudson was a director of the former UNB from 1975 to 1987 and from 1990 to 1994. He has served as a director of SFB since June 1994.

         JERYL M. STURINO has been President and Chief Executive Officer and a director of SFBW since September 1995. From June 1994 through September 1995, Mrs. Sturino served as Senior Vice President and Senior Loan Officer of SFB. Mrs. Sturino joined the Company in 1988 as a Commercial Loan Officer for SFB (then known as SBHC). Mrs. Sturino was promoted to Vice President in November 1990, and served in that capacity until June 1994 when she was promoted to Senior Vice President of SFB.

         MICHAEL A. REINDL has served as the Company's Senior Vice President, Controller, and Chief Financial Officer since November 1995. In January 1997, Mr. Reindl was also named Secretary/Treasurer of SFSC and Secretary of SFB. From June 1993 through November 1996, Mr. Reindl was Vice President, Controller, and Chief Financial Officer of SFSC. From August 1990 through June 1993, Mr. Reindl was Vice President and Controller of SFSC. Mr. Reindl joined the Company in 1984.


         COMPENSATION OF DIRECTORS. The Company has established a policy that no employee of SFSC or the Banks may receive director fees for serving on the Boards of Directors of the Company or the Banks. Accordingly, Messrs. Holz, Falbo, Beckwith, and Hudson, and Mrs. Sturino, who are employees of SFSC, SFB, and/or SFBW and who also serve as directors of SFB and/or SFBW, did not receive any director fees in connection with their respective director positions for services rendered in that capacity in 1996.

         DIRECTORS FEES.

         SFSC Directors. Directors of the Company (other than Messrs. Holz and Falbo) are paid a quarterly retainer of $1,562.50 and $1,562.50 for each regular quarterly Board meeting attended. During 1996, the Board met 4 times. Each of the directors attended at least 75% of the meetings of the Board of Directors and all meetings of the committees on which each director served.

         SFB Directors. In 1996, directors of SFB (other than Messrs. Holz, Falbo, Beckwith, and Hudson) were paid a quarterly retainer of $300 per quarter, $150 for each quarterly Board meeting attended, $150 for each monthly Executive Committee meeting attended, and $100 for each Committee meeting attended.

         SFBW Directors. In 1996, directors of SFBW (other than Messrs. Holz and Falbo, and Mrs. Sturino) were paid a quarterly retainer of $300 and $150 for each monthly Board meeting attended.

         DIRECTOR STOCK OPTIONS. The 1990 Director Stock Option Plan (the "Director SOP") was established for the benefit of directors of SFSC and SFB. Employees of the Company and SFB who also serve as directors of the Company and/or SFB are not eligible to participate in the Director SOP as they participate in the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees (the "Officer SOP"). The Director SOP provides for the granting of Non-Qualified Stock Options ("NSOs") to purchase shares of the Company's Common Stock and is administered by the Stock Option Committee of the Board of Directors. Under the Director SOP, the option price must be equal to the fair market value of the shares on the date of grant.

         Each new director of the Company is granted 3,456 options upon his or her initial election, and an additional 1,728 options upon his or her first reelection to the Company's Board of Directors. Each person who is elected to a Bank Board of Directors for the first time will receive 1,728 options upon his or her initial election, and an additional 864 options upon his or her first reelection.

         Options will expire no later than ten years after the date of grant. An optionee does not recognize any taxable income at the time an NSO is granted, nor will the Company be entitled to a tax deduction at that time. If an NSO is exercised, the optionee must recognize an amount of ordinary income equal to the fair market value of the shares purchased (as of the date of exercise) minus the exercise price. The Company is then entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee. The optionee's basis in the shares acquired upon the exercise of an NSO is equal to the fair market value at the time of exercise. Upon a subsequent sale or other disposition of the shares in a taxable transaction, the optionee will have a capital gain (or loss) equal to the difference between his or her basis and the sale proceeds.

         No options were granted under the Director SOP to SFSC directors during 1996. The following table presents the value of unexercised options held by the Company's directors at December 31, 1996 who are not also Named Executive Officers, (as defined below).


         DIRECTOR OPTIONS EXERCISED AND VALUE TABLE

                                                                      NUMBER OF SECURITIES       IN-THE-MONEY
                                        SHARES           VALUE       UNDERLYING UNEXERCISED       OPTIONS AT
                                        ACQUIRED        REALIZED    OPTIONS AT FISCAL YEAR       FISCAL YEAR
 NAME                               ON EXERCISE (#)     ($) (1)           END (#) (2)          END ($) (2) (3)
 ----                               ---------------     -------     -----------------------    ---------------
 Richard A. Horn                          2,938       $31,017                5,702                  $58,482
 Robert R. Spitzer                          432         3,636                1,728                   14,544
 David M. Stamm                             346         2,909                7,430                   53,618
 Barbara E. Holz-Weis                       734         7,777                6,610                   50,645

----------------
(1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of December 31, 1996 ($16.67).
(2) All options are exercisable at December 31, 1996.
(3) The dollar values are calculated by determining the difference between the market value of the underlying Common Stock at December 31, 1996 and the exercise price of the options.


       DIRECTORS OF OTHER SUBSIDIARIES. During 1996, Messrs. Holz, Falbo, Horn, Spitzer, Stamm, Beckwith, and Hudson, and Mrs. Holz-Weis also served as directors of Hales Corners Development Corporation, a wholly-owned subsidiary of SFB, but received no directors fees for serving on that Board. Messrs. Falbo and Reindl are directors of Hales Corners Investment Corporation and Waterford Investment Corporation, each a wholly-owned Nevada-chartered subsidiary of SFB and SFBW, respectively, but received no directors fees during 1996 for serving on those Boards.

       COMPENSATION OF EXECUTIVE OFFICERS.

       SUMMARY COMPENSATION INFORMATION. The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the other executive officers of the Company and the Banks whose total salaries and bonuses exceeded $100,000 in 1996, as well as the respective compensation paid to each individual during the Company's last three fiscal years. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."


       SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                                                  --------------------------
                                                                                       LONG TERM
                                                                                     COMPENSATION        ALL OTHER
                                                  SALARY              BONUS             PAYOUTS         COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR          ($)              ($) (1)            ($) (3)           ($) (4)
--------------------------------------------------------------------------------------------------------------------
Michael J. Falbo                      1996        250,000           120,000               -0-             39,005
  President and  CEO - State          1995        225,000           100,000             10,500            35,476
    Financial Services  Corporation   1994        205,000            85,000               -0-             32,964
--------------------------------------------------------------------------------------------------------------------
Jerome J. Holz                        1996        210,000           125,000               -0-             14,994
  Chairman of the Board - State       1995        190,000            90,000             10,500            16,276
    Financial Services Corporation    1994        174,000            75,000               -0-             17,063
--------------------------------------------------------------------------------------------------------------------
John B. Beckwith                      1996        110,000            35,000               -0-             13,922
  President - State Financial Bank    1995        103,000            30,000             5,250             13,831
   South Unit                         1994         96,000            25,000               -0-             12,181
--------------------------------------------------------------------------------------------------------------------
Philip F. Hudson                      1996        128,000            22,500             10,500            14,482
  President  - State Financial Bank   1995        121,000            17,500              3,500            14,442
   North Unit                         1994        114,000            12,500              3,500            12,679

(1) For Messrs. Falbo, Beckwith, and Hudson, the amount represents the bonus earned in the respective year but paid in the following year. For Mr. Holz, the bonus was earned and paid in the respective year.
(2) Represents value of the award on the date of grant based on the fair market value of the Company's common stock as of that date.
(3) Represents vesting of restricted shares previously granted under the Officer SOP.
(4) All Other Annual Compensation consists of contributions to the ESOP and the Pension Plan made on behalf of the Named Executive Officers by the Company. The amounts reported for Mr. Falbo also include the contributions made to the Supplemental Executive Retirement Plan in each respective year.


       EMPLOYEE STOCK OWNERSHIP PLAN. In 1990, SFSC adopted an Employee Stock Ownership Plan ("ESOP") for the benefit of certain employees of SFSC and its subsidiaries. SFSC shareholders approved the ESOP in 1990. The ESOP covers substantially all employees of SFSC and its subsidiaries who have attained age 21 and have completed at least one year of service. Contributions to the ESOP are made in amounts established in the discretion of the Company's Board of Directors. Amounts contributed are intended to be sufficient to amortize any loans to the ESOP. Shares of the Company's Common Stock will be allocated to the accounts of participants during each plan year, generally in accordance with the amounts contributed by SFSC and SFB. An ESOP participant's interest in the ESOP will be paid on the participant's death, disability, retirement, or termination of employment. Each participant becomes vested in 20% of his/her account balance after two years of service and an additional 20% of the account balance vests each subsequent year of service until the participant becomes fully vested after six years. Past service is recognized for vesting purposes.

       The ESOP holds 129,444 shares of Common Stock. These shares are held in the name of an independent trustee. Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of March 7, 1997, of the 129,444 shares held for the ESOP by the independent ESOP trustee, 86,982 had been allocated to ESOP participants' accounts and 42,462 remained unallocated. The ESOP provides that the independent trustee must vote shares allocated to a participants' account in accordance with the direction of the participant. The ESOP Board directs voting by the independent trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to participants' accounts. See "Security Ownership of Management and Certain Beneficial Owners."

       The ESOP may acquire additional shares of Common Stock through purchases of outstanding shares on the open market or directly from SFSC. The timing and amount of future purchases and borrowings will be affected by various factors, including regulatory policies, the market price of Common Stock, prevailing interest rates, and the number of participating subsidiaries. No additional shares were purchased by the ESOP in 1996.

       MONEY PURCHASE PENSION PLAN. The Board of Directors of SFSC has adopted the State Financial Services Corporation and Subsidiaries Money Purchase Plan ("Pension Plan") for the benefit of certain employees of SFSC and its subsidiaries. The Pension Plan is a tax qualified defined contribution plan pursuant to which SFSC's contributions are fixed based upon the compensation of each participant. For each participant, SFSC's contribution to the Pension Plan is an amount equal to four percent (4%) of the participant's total compensation and an additional two percent (2%) of the participant's compensation in excess of $20,000. The Pension Plan may also accept rollover contributions from employees. Messrs. Holz, Falbo, and Reindl are trustees of the Pension Plan.

       A participant's account balance becomes 20% vested after completion of two years of service. Thereafter, a participant's account balance vests 20% each year until the participant becomes 100% vested after six years of service. A participant becomes 100% vested in his account balance in the event of death, disability, or retirement. Normal retirement age under the Pension Plan is 65. Upon retirement, a participant's account balance may be distributed to him/her pursuant to his/her election of one of a number of alternative methods of distribution.

       401(K) PLAN. SFSC and the Banks also have a Section 401(k) profit sharing plan ("401(k) Plan"). All employees who are at least 21 years old are eligible to participate. Participants can defer between 2% and 15% of their compensation. Participants may also contribute up to an additional 10% of their compensation on a nontax-deferred basis. Contributions may be invested at the participant's discretion in one of several different funds which have been selected by an administrative committee which includes Messrs. Falbo, and Reindl. Amounts accumulated are payable upon termination of an employee's employment, at the normal retirement age, upon death or permanent disability, pursuant to a variety of payment options. There are no employer contributions to the 401(k) Plan.

       DEFERRED COMPENSATION AGREEMENT. SFB has a Deferred Compensation Agreement dated December 9, 1980 with Jerome J. Holz pursuant to which SFB is obligated to pay Mr. Holz $1,000 per month for 120 months following termination of his employment. Payments will commence upon Mr. Holz's voluntary termination, his involuntary termination for reasons other than cause (as defined in the agreement), or upon his death or permanent disability. In the event that Mr. Holz dies before receiving all payments, the balance of the payments will be made to Mr. Holz's designated beneficiary or heirs. SFB's obligations under this plan are insured.

       SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. In 1994, the Board of Directors of SFSC adopted the Supplemental Executive Retirement Plan ("Supplemental Plan") to supplement the benefits received by Mr. Falbo under the Company's qualified retirement plans. Due to restrictions imposed by the Internal Revenue Service, SFSC cannot contribute the same percentage of compensation on behalf of Mr. Falbo that it can contribute on behalf of other employees. As a result, SFSC makes a limited contribution to its qualified retirement plans on Mr. Falbo's behalf. Mr. Falbo's right to participate in the Supplemental Plan was effective with the adoption of the Supplemental Plan. His right to participate in the Supplemental Plan ceases at the earlier of his termination of employment or the date the Supplemental Plan is terminated by SFSC.

       Pursuant to the Supplemental Plan, SFSC contributes on behalf of Mr. Falbo an amount equal to 12% of his compensation in excess of the compensation limits stated under the Internal Revenue Code of 1986 section 401(a)(17) for that year. Interest on the contributions made to Mr. Falbo's account is credited annually at a rate equal to the annual interest earnings for the Pension Plan.

       Benefits under the Supplemental Plan will begin to be made to Mr. Falbo at the termination of his employment or his retirement. The form in which benefits are paid to Mr. Falbo is determined by his age at the time of his termination or retirement. If Mr. Falbo's employment terminates on or after the date he attains age 65, benefits will be paid beginning the month following his termination or retirement and monthly thereafter until the final payment is made in the month he attains age 80. If Mr. Falbo terminates employment on or after age 55, but before age 65, SFSC will begin paying Mr. Falbo's accumulated benefits in monthly installments beginning the first month following his termination and monthly thereafter until the final payment is made in the month he attains age 65. If Mr. Falbo dies after termination but before receipt of all benefits under the plan, the remaining benefits will be paid in installments to his spouse over the remaining term of the plan, as applicable. In the event Mr. Falbo dies without a spouse or his widow dies before completion of the installment payments, the unpaid benefits will be paid to his or, if applicable, his widow's estate in a lump sum. If Mr. Falbo terminates employment prior to age 55, SFSC will pay the amount credited on his behalf under the plan as a lump sum. Mr. Falbo's benefits under the Supplemental Plan will be fully and completely forfeited in the event he is terminated for cause.

       If Mr. Falbo dies before age 65 and before beginning to receive benefits under the Supplemental Plan, his surviving spouse, or if there is no surviving spouse his estate, shall be entitled to a lump sum benefit equal to the greater of one million dollars or the amount credited on Mr. Falbo's behalf under the Supplemental Plan. The Company's obligations under this plan are insured.

       STOCK OPTIONS. The Officer SOP was established for the benefit of key salaried employees of the Company and any subsidiary thereof, including SFB. The Officer SOP is administered by the Stock Option Committee of the Board of Directors. The Officer SOP provides for the granting of incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code, NSOs, stock appreciation rights ("SARs"), and Restricted Stock as described below. The Stock Option Committee will also determine the number of shares of Common Stock subject to options, the option price and the time or times when each option will first become exercisable, in whole or in part.

       The Stock Option Committee may grant SARs and Restricted Stock to key salaried employees and may determine whether such grant shall be considered an alternative right to an option under the Officer SOP. The grant of a SAR entitles the holder to receive cash in an amount equivalent to the difference between the fair market value of the Common Stock on the day of exercise and the price established on the date of the granting of the SAR. The grant of Restricted Stock entitles the holder to all of the rights of stock ownership, including the right to vote and receive dividends, subject to a risk of forfeiture if the holder's employment is terminated within a certain period of time under specified circumstances. All restrictions on Restricted Stock lapse upon a "change in control" of SFSC, as defined in the Officer SOP.

       The exercise price of ISOs granted under the Officer SOP will not be less than 100% of the fair market value of the shares on the date of grant of the option. For NSOs, the option price shall not be less than 85% of the fair market value of the shares on the grant date. The maximum option term is ten years for ISOs. The Board of Directors may amend the Officer SOP or discontinue it, but may not take action to alter any previously granted option. Further, the shareholders must approve any amendment to the Officer SOP that would increase the number of options available, decrease the option price, extend the term of the Officer SOP, or extend the period within which to exercise options.

       The following table summarizes options exercised during 1996 and presents the value of unexercised options held by the Named Executive Officers at December 31, 1996. No stock options, SARs, or Restricted Stock were granted to the Named Executive Officers under the Officer SOP in 1996.



       OFFICER OPTIONS EXERCISED AND VALUE TABLE


                                                                      NUMBER OF SECURITIES       IN-THE-MONEY
                                        SHARES           VALUE       UNDERLYING UNEXERCISED       OPTIONS AT
                                        ACQUIRED        REALIZED    OPTIONS AT FISCAL YEAR       FISCAL YEAR
 NAME                               ON EXERCISE (#)     ($) (1)           END (#) (2)          END ($) (2) (3)
 ----                               ---------------     -------           -----------          ---------------
 Michael J. Falbo                        -0-            -0-                  6,739                  $71,379
 Jerome J. Holz                          -0-            -0-                  5,184                   54,907
 John B. Beckwith                        -0-            -0-                  2,074                   21,963
 Philip F. Hudson                        389            4,473                3,758                   34,075

--------------------------------------------

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of December 31, 1996 ($16.67).
(2) All options are exercisable at December 31, 1996.
(3) The dollar values are calculated by determining the difference between the market value of the underlying Common Stock at December 31, 1996 and the exercise price of the options.

       BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

       The Company's Board of Directors in its entirety functions as the Personnel and Compensation Committee (the "Personnel Committee"). The Personnel Committee is responsible for all aspects of the compensation package offered to the executive officers of the Company and the Banks, other than the awards under the Officer SOP which are determined by the Company's Stock Option Committee. The Personnel Committee meets annually to consider the executive officers' compensation levels and bonus awards. Directors who are also executive officers of the Company (Messrs. Falbo and Holz) do not participate in discussions regarding their respective compensation.

       The Company's executive compensation policies are intended to attract and retain competent management with a balance of short and long term considerations and to provide incentives to individuals based upon the Company's financial performance, growth, and the attainment of certain goals. The Board of Directors believes this compensation philosophy is critical to the Company's long-term success.

       The compensation package offered to the executive officers of the Company and the Banks consists of a mix of salary, incentive bonus awards, awards of stock options and awards of restricted stock as well as benefits under several employee benefit plans offered by the Company to all employees meeting certain eligibility requirements as defined by each respective employee benefit plan. The additional employee benefits include the Pension Plan, ESOP, 401(k) Plan, and medical/dental insurance coverage.

       In setting and adjusting the executive salaries, including the salaries of the Chief Executive Officer and the named executive officers, it is the policy of the Personnel Committee to review the base salaries paid or proposed to be paid by the Company and the Banks with the salaries offered by financial institutions that are comparable in size to the Company or the respective Bank. To determine the specific salary range for each executive officer, the Company utilizes formal financial surveys available from independent banking associations and consulting organizations which detail salary ranges for each applicable executive officer position in banks of comparable asset size This comparison group, since it includes non-public entities, is not identical to the peer group of companies referred to in the section titled "Performance Information."

       In addition to base salary, the Personnel Committee seeks to provide a substantial portion of each executive officer's total compensation through bonus incentives which provide awards based on or tied to the performance of the Company and the Banks and the applicable executive officers' contribution thereto. The purpose of these bonus incentives is to more closely align executive compensation to the annual and long-term financial performance of the Company and the Banks and to reward key employees for the achievement of certain goals.

       Collectively, the Personnel Committee reviews the comparable statistical salary information for the Chairman of the Board and the Chief Executive Officer to determine the compensation levels and bonuses for these executive officer positions. Messrs. Falbo and Holz are excluded from the discussions pertaining to their respective salaries and bonuses. For the remaining executive officers of the Company and the Banks, the Chief Executive Officer reviews the comparable statistical salary information for each applicable position and makes specific recommendations for salary adjustments and bonus awards to the Personnel Committee for their approval. Each of these recommendations for 1996 were approved by the Personnel Committee as presented.

       The Personnel Committee considered the following factors in making its executive compensation decisions, including recommended salary increases and bonus awards, for 1996; (1) the Company's short-term and long-term financial performance (including an evaluation of the Company's net income, earnings per share, increases in loans and deposits, return on average assets, return on average equity, and market performance of the Company's Common Stock); (2) in regards to each individual executive officer, the financial performance of the particular area of the Company for which the applicable officer is responsible, including whether or not that area of the Company achieved its performance objectives in 1996; (3) an evaluation of the executive's overall job performance; (4) the compensation levels of executive officers in similar positions with similar companies; (5) the executive's length of service with the Company; and (6) other information (such as cost of living increases) and subjective factors which the Company deems appropriate in the case of a particular executive. The Personnel Committee subjectively analyzes these factors, and certain factors may weigh more heavily than others with regard to an individual executive officer. The Personnel Committee determines the base salary and bonuses of the Chief Executive Officer and the Chairman of the Board based on their review of similar competitive compensation data and performance related criteria. Messrs. Falbo and Holz do not participate in the discussions regarding their respective compensation levels or bonus awards. With respect to Mr. Falbo in particular, the Personnel Committee also took into account the Company's sustained financial performance under his leadership in addition to the aforementioned criteria, in the determination of his recommended salary level and awarded bonus.

       The executive compensation package of the Company and the Banks also includes stock option grants. Options granted under the Officer SOP have a per share exercise price of 100% of the fair market value of a share of Common Stock on the date of grant, and, accordingly, the value of the option will be dependent upon the future market value of the Common Stock. The granting of options under the Officer SOP is administered by the Stock Option Committee, which recommends awards to the Personnel Committee. It is the policy of the Personnel Committee that options should provide a long-term incentive and align the interest of management with the interest of the Company's shareholders. During fiscal 1996, no new options were granted to executive officers.

       In addition to stock option awards, awards of restricted stock may also be made under the Officer SOP. Awards of restricted stock are based upon the same factors as those described in the preceding paragraph and generally vest over a seven year period from the date of award. Similar to stock options, awards of restricted stock serve to provide long-term incentive for recipients and tie compensation to Company and Bank performance as reflected in the market price of the Company's Common Stock. No restricted stock was awarded during fiscal 1996.

       State Financial Services Corporation
       Personnel Committee

         Richard A. Horn         Barbara E. Holz-Weis      Robert R. Spitzer
         Michael J. Falbo        Jerome J. Holz            David M. Stamm


       COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       As indicated above, Michael J. Falbo, President and Chief Executive Officer of the Company, and Jerome J. Holz, the Company's Chairman of the Board, serve as members of the Personnel Committee. Messrs. Falbo and Holz do not participate in the Personnel Committee's discussions regarding the determination of their respective salaries or bonus awards.


       PERFORMANCE GRAPH

       The following graph shows the cumulative total return on the Company's Common Stock compared to the returns of the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Bank Stock Index. The values in the graph show the relative performance of a $100 investment made on December 31, 1991 in the Company's Common Stock and in each of the indices. The total return information presented in the graph assumes the reinvestment of dividends.





       Graph depicting the performance of the returns on the Company's Common Stock to the returns of the Nasdaq Stock Market and the Nasdaq Bank Stock Index for the period 1991 - 1996.


PERFORMANCE GRAPH
                                1991            1992            1993            1994            1995            1996
Nasdaq Stock Market             100             116             134             131             185             227
Nasdaq Bank Index               100             146             166             165             246             326
State Financial                 100             120             135             158             194             276

       SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

       DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth, as of March 7, 1997, for the director-nominees, directors continuing in office, the Named Executive Officers (see "Compensation of Executive Officers"), and all directors and executive officers as a group, the number of shares of Common Stock, stock options, and shares of restricted stock beneficially owned and the percentage of such shares to the total number of shares outstanding.



                                                          SUBJECT TO                              PERCENT OF
                                          DIRECTLY OR       STOCK      RESTRICTED                   SHARES
NAME                                     INDIRECTLY (1)   OPTIONS (2)  STOCK (3)    TOTAL      OUTSTANDING (4)
----                                     --------------   -----------  ----------    -----      --------------
Jerome J. Holz                                532,301        5,184      1,728        539,213         16.8%
Richard A. Horn (5)                            58,998        5,702        -0-         64,700          2.0
Robert R. Spitzer (5)                          10,788        1,728        -0-         12,516          *
David M. Stamm (5)                             11,008        7,430        -0-         18,438          *
Barbara E. Holz-Weis (5)                       47,878        6,610        -0-         54,488          1.7
Michael J. Falbo                               46,442        6,739      2,592         55,773          1.7
John B. Beckwith                                9,898        2,074      1,296         13,268          *
Philip F. Hudson                                8,824        3,758        -0-         12,583          *
All Directors and Executive Officers
  as a group (10 persons) including
  the above-named individuals (5)             781,829        41,866      6,739        830,434        25.6%

-------------------
(1) Includes shares owned directly by each individual and the group, as well as shares owned indirectly (for example as trustee of a trust); also includes for those individuals who were Participants in the ESOP that number of shares of Common Stock which were allocated to such individual's ESOP account as of March 7, 1997, and with respect to which that individual has voting rights under the provisions of the ESOP.
(2) Shares subject to stock options which have not yet been exercised but which are exercisable within 60 days of March 7, 1997.
(3) Held by the Secretary of SFSC on behalf of the above-named individuals as participants in the Officer SOP.
(4) Percentage of total number of shares of Common Stock outstanding. Assumes, for each individual owning options and for the group, the exercise of that number of options which are currently exercisable or which will become exercisable within 60 days of March 7, 1997, are included in the total number of shares. Asterisk denotes less than 1% ownership.
(5) Messrs. Horn, Spitzer, Stamm, and Holz-Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of March 7, 1997, 129,444 shares were held for the ESOP by the independent ESOP trustee, of which 86,982 had been allocated to ESOP participants' accounts and 42,462 remained unallocated. The ESOP provides that the independent ESOP trustee must vote shares allocated to a participant's account in accordance with the direction of the participant. The ESOP Board directs voting by the independent Trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to participants' accounts. To avoid duplication, the individual totals reported in the above table for Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis do not reflect the 42,462 unallocated shares of which they are deemed to share beneficial ownership as members of the ESOP Board; however, the total for all directors and executive officers as a group does include the 42,462 unallocated shares. If the 42,462 unallocated shares deemed to be beneficially owned (as a result of such shared voting and dispositive power) by Messrs. Horn, Spitzer, and Stamm, and Mrs Holz-Weis as members of the ESOP Board are included in each of their individual totals, the resulting total numbers of shares and the percentages of Common Stock beneficially owned by each of them on an individual basis would be as follows: Richard A. Horn, 107,162 shares (3.3% of the total shares outstanding) ; Robert R. Spitzer, 54,978 shares (1.7% of the total shares outstanding); David M. Stamm, 60,901 shares (1.9% of the total shares outstanding); and Barbara E. Holz-Weis, 96,949 shares (3.0% of the total shares outstanding).


       BENEFICIAL OWNERS. The only person known to SFSC to be the "beneficial owner" (defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) of more than 5% of the outstanding shares of Common Stock as of March 7, 1997, is the following:

                                        NUMBER OF        PERCENT OF
NAME AND BUSINESS ADDRESS                 SHARES           CLASS
-------------------------                 ------           -----
Jerome J. Holz                           539,213           16.8%
  10708 West Janesville Road
  Hales Corners, WI  53130

       CERTAIN TRANSACTIONS AND OTHER RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

       INDEBTEDNESS OF MANAGEMENT. Some of the executive officers and directors of SFSC are, and have been during the preceding three fiscal years, customers of SFB, and some of the officers and directors of SFB are direct or indirect owners of 10% or more of corporations which are, or have been in the past, customers of SFB. As such customers, they have had transactions in the ordinary course of business (including interest rates and collateral on loans) as those prevailing at the time for comparable transactions with nonaffiliated persons. In the opinion of management of SFSC, none of the transactions involved more than the normal risk of collectability or presented any other unfavorable features. At December 31, 1996, SFB had $4,982,000 in loans outstanding to the directors and executive officers of SFSC, which amount represented 14.0% of total shareholders' equity at that date. A substantial portion of these outstanding loans were commercial loans from SFB to Holz Motors, Inc., which is owned by Jerome J. Holz, who is Chairman of the Board and Vice President of SFSC, and Holz Motors' affiliated entities; to Horn Bros., Inc., of which Richard A. Horn, a director of SFSC, is President; and to George Webb Corporation, of which David M. Stamm, a director of SFSC, is President.

       EDGEWOOD PLAZA. SFB leases approximately 8,900 square feet of floor space in Edgewood Plaza, an office building located at 4811 South 76th Street, Greenfield, Wisconsin, pursuant to the terms of a lease agreement dated December 20, 1982, and amended June 14, 1993, between SFB and Edgewood Plaza Joint Venture. Edgewood Plaza Joint Venture is a Wisconsin general partnership that includes as partners Jerome J. Holz and Richard A. Horn who are directors of SFSC. The term of the lease will end December 27, 1997. The rent includes a base rent of approximately $156,000 per year, plus additional rent equal to increases in operating expenses over those incurred during the base year of 1983. The base rent may be adjusted every three years by an amount equal to 25% of the base rent multiplied by increases in the Consumer Price Index during the preceding period. Currently, the total rent payable is approximately $214,000 per year. SFB subleases space to another occupant of Edgewood Plaza. The sublease covers approximately 2,535 square feet of the floor space of Edgewood Plaza under a lease which expires on December 27, 1997. Under the
terms of this sublease, SFB receives annual rent of approximately $48,400.   In
1993, Edgewood executed an extension of its lease with Edgewood Plaza which extends Edgewood's lease through December, 2007. Under the terms of this extension, SFB will lease approximately 4,100 square feet of floor space from Edgewood Plaza.


       SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

       Under Section 16(a) of the Exchange Act, the Company's directors and executive officers, and any persons holding greater than 10% of the Company's outstanding Common Stock are required to report to the Securities and Exchange Commission their initial ownership of the Company's Common Stock and subsequent changes thereto. Specific due dates have been established for the filing of these reports with Securities and Exchange Commission. The Company is required to disclose in this Proxy Statement any failure in 1996 to file such reports by the specific due dates. Based solely on its review of the copies of such forms received by it, or written representations from certain persons that no such forms were required for those persons, the Company believes that during the year ended December 31, 1996, its officers, directors, and greater than 10% shareholders complied with the filing requirements of Section 16 (a) of the Exchange Act.





            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

ITEM 2.   RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

       The Board of Directors has appointed the firm of Ernst & Young LLP as independent auditors to audit the books, records, and accounts of the Company and its subsidiaries for the year ending December 31, 1997, and proposes that the shareholders ratify such appointment. Ernst & Young LLP acted as independent auditors for the year ended December 31, 1996. A representative of Ernst & Young LLP is expected to attend the Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

       The vote necessary to ratify the appointment of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present an the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker "non-vote" with respect thereto). However, unless the shareholder votes "for" or "against" the ratification of the appointment of independent auditors, the shareholder's vote will not be counted. See "Introduction -- Quorum and Voting Information."

       THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1997.



ITEM 3.  OTHER MATTERS

       The matters referred to in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Meeting. If any other matters properly come before the Meeting, the Proxyholders named in the accompanying Proxy will vote on them in accordance with their best judgement exercising the authority conferred thereby.

                                        By Order of the Board of Directors


                                        /s/ Michael J. Falbo

                                        MICHAEL J. FALBO,
                                        President and Chief Executive Officer
March 14, 1997